

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 9, 2023

Harold Dichter
Deputy General Counsel
Epic NewCo, Inc.
2400 Market Street
Philadelphia, Pennsylvania 19103

> **Re: Epic NewCo, Inc.**
> **Amendment No. 3 to Draft Registration Statement on Form 10-12B**
> **Submitted July 28, 2023**
> **CIK No. 0001967649**

Dear Harold Dichter:

We have reviewed your amended draft registration statement and have the following comment.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 3 to Draft Registration Statement on Form 10-12B

Unaudited Pro Forma Condensed Combined Financial Information
Note (h), page 59

1. We note your response to comment 2. With the exception of adjustments covered by the Transitions Services Agreement, clarify how you determined the other adjustments to be Autonomous Entity Adjustments and not Management's Adjustments. In this regard, they appear to be dis-synergies of the transaction. Refer to Item 11-02(a)(6) and (7) of Regulation S-X. In addition, quantify for us the amount of adjustments covered by the Transition Services Agreement for each period presented.

Please contact Adam Phippen at (202) 551-3336 or Joel Parker at (202) 551-3651 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Alison Z. Preiss